Exhibit 99.1

Unaudited Condensed Interim Financial Statements as of September 30, 2022

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30, 2022	March 31, 2022
Assets
Current assets:
Cash	$4,570,129	$21,756
Inventory	—	20,951
Prepaid expenses and deposits	723,868	5,999
Other current assets	4,690	—
	5,298,687	48,706

Total assets	$5,298,687	$48,706

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$725,270	$1,115,473
Note payable	390,000	—
Due to shareholder	3,758	3,758
Due to related parties	23,486	126,183
Total current liabilities	1,142,514	1,245,414

Total liabilities	1,142,514	1,245,414

Commitments and contingencies

Stockholders’ equity (deficit):
Ordinary Shares, $0.0001 par value, 492,000,000 shares Authorised; 11,662,789 and 9,976,551 issued and outstanding as of September 30, 2022 and March 31, 2022	1,166	998
Reserves	12,169,577	5,363,189
Accumulated deficit	(7,780,577)	(6,336,966)
Accumulated other (loss) income	2,765	(1,799)
Total stockholders’ equity (deficit) (Virax)	4,392,931	(974,578)
Non-Controlling Interest	(236,758)	(222,130)
Total stockholders’ equity (deficit)	4,156,173	(1,196,708)

Total liabilities and stockholders’ equity (deficit)	$5,298,687	$48,706

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

	For the Six Months Ended September 30,
	2022	2021
Revenue	$5,760	$—
Cost of revenue	5,642	—
Gross profit	118	—

Operating expenses:
Sales and Marketing	51,970	4,061
Research & Development	96,622	108,097
General and Administration	1,292,102	454,582
Total operating expenses	$1,440,694	$566,740

Operating loss	$(1,440,576)	$(566,740)

Other (income) expenses:
Interest expense, net	9,608	14,144
Other (income) expense, net	3,602	(5,844)
Total other (income) expenses, net	13,210	8,300
Loss before income taxes	(1,453,786)	(575,040)
Income tax (benefit) expense	—	—
Net loss	(1,453,786)	(575,040)

Net loss attributable to non-controlling interest	(10,175)	(22,624)
Net loss attributable to Virax	(1,443,611)	(552,416)

Other comprehensive loss
Foreign currency adjustment	111	(441)
Comprehensive loss	$(1,453,897)	$(574,599)

Comprehensive loss attributable to non-controlling interest	(10,175)	(25,648)
Comprehensive loss attributable to Virax	$(1,443,722)	$(548,951)

Basic and diluted weighted average shares outstanding
Ordinary Shares	3,897,631	2,323,594
Basic and diluted net loss per share
Ordinary Shares	$(0.38)	$(0.24)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (UNAUDITED)

	Ordinary Shares		Reserves	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit) (Virax)	Non Controlling Interest	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at March 31, 2021	9,231,022	$265	$4,034,453	$(54,479)	$(4,628,139)	$(2,764)	$(650,682)	$(181,132)	$(831,814)
Shares issued for cash	37,406	4	99,996	—	—	—	100,000	—	100,000
Shares issued for services	312,394	32	287,410	—	—	—	287,442	—	287,442
Shares issued for settlement of related-party payables	2,512	—	2,311	—	—	—	2,311	—	2,311
Imputed interest	—	—	14,057	—	—	—	14,057	—	14,057
Foreign currency adjustment	—	—	—	—	—	421	421	20	441
Net Loss	—	—	—	—	(552,416)	—	(552,416)	(22,624)	(575,040)
Balance at September 30, 2021	9,583,334	$301	$4,438,227	$(54,497)	$(5,180,555)	$(2,343)	$(798,867)	$(203,736)	$(1,002,603)

Balance at March 31, 2022	9,976,551	$998	$5,363,188	$-	$(6,336,966)	$(1,799)	$(974,579)	$(222,130)	$(1,196,709)
Shares issued for cash	1,592,500	159	6,557,411	—	—	—	6,557,570	—	6,557,570
Shares issued for services	7,547	1	20,000	—	—	—	20,001	—	20,001
Cashless warrant exercise	86,191	8	—	—	—	—	8	—	8
Stock-based compensation	—	—	228,978	—	—	—	228,978	—	228,978
Foreign currency adjustment	—	—	—	—	—	4,564	4,564	(4,453)	111
Net Loss	—	—	—	—	(1,443,611)	—	(1,443,611)	(10,175)	(1,453,786)
Balance at September 30, 2022	11,662,789	$1,166	$12,169,577	$-	$(7,780,577)	$2,765	$4,392,931	$(236,758)	$4,156,173

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	For the Six Months ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,453,786)	$(575,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	228,978	—
Stock issued for services	20,000	287,442
Gain on debt extinguishment	—	(5,596)
Interest expense	—	14,057
Foreign currency translation loss	—	441
Net changes in operating assets & liabilities:
Accounts receivable	—	928
Prepaid expenses and deposits	(717,869)	(10,280)
Other current assets	(4,690)	—
Inventory	20,951	—
Accounts payable and accrued liabilities	(390,083)	9,364
Net cash used in operating activities	$(2,296,499)	$(278,684)

Cash flows from financing activities:
Proceeds from (payments to) related parties	(102,698)	72,739
Proceeds from shares issued for cash	6,557,570	100,000
Proceeds from note payable	487,500	100,000
Payments on note payable	(97,500)	—
Net cash provided by financing activities	$6,844,872	$272,739

Net change in cash and cash equivalents	4,548,373	(5,945)
Cash and cash equivalents at beginning of period	21,756	17,621
Cash and cash equivalents at end of period	$4,570,129	$11,676

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$2,437	$—
Income taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

Note 1 — General information and reorganization transactions

Virax Biolabs Group Limited and its subsidiaries (the “Company”) is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a particular interest in the field of T-Cells in Vitro Diagnostics. The Company is a Cayman Islands company, with operations in the United Kingdom and Hong Kong, with operating subsidiaries in the US, Singapore, China and British Virgin Islands and has been operating since 2013. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases. The Company's mission is to protect people from viral diseases through the provision of diagnostic tests, tests for adaptive immunity, and education through a wellness mobile application which could allow people to make informed decisions regarding their viral risks.

Virax Biolabs Group Limited ( “Virax Cayman”) — Virax Biolabs Group Limited is a Cayman Islands exempted company incorporated on September 2, 2021.

Virax Biolabs (UK) Limited (“Virax UK”) — Virax Biolabs (UK) Limited was incorporated on August 19, 2021 under the laws of the United Kingdom, a wholly-owned subsidiary of the Company and structured as a holding company.

Virax Biolabs Limited (“HKCo” or formerly known as Shanghai Biotechnology Devices Ltd.) — Virax Biolabs Limited, incorporated on April 14, 2020, under the laws of Hong Kong, was previously named as “Shanghai Biotechnology Devices Limited” and effected a name change to “Virax Biolabs Limited” on July 12, 2021. Virax Biolabs Limited, our wholly owned Hong Kong subsidiary, serves as a holding company of certain intellectual property rights used by the Company.

Virax Immune T- Cell Medical Device Company Limited (“Virax Immune T-Cell”) — Virax Immune T-Cell Medical Device Company Limited, a wholly-owned subsidiary of HKCo, incorporated on January 16, 2017, under the laws of Hong Kong, was previously named as “Stork Nutrition Asia Limited” and effected a name change to “Virax Immune T-Cell Medical Device Company Limited” on September 10, 2021. It is primarily engaged in the research and development of T-Cell blood analysis and has intellectual property rights to Virax Immune Technology.

Virax Biolabs Pte. Limited (“SingaporeCo”) — Virax Biolabs Pte. Limited, incorporated on May 4, 2013 under the laws of Singapore, was previously named as “Natural Source Group Pte. Limited” and effected a name change to “Virax Biolabs Pte. Limited” on July 2, 2021. 95.65% of its capital stock is owned by Virax Biolabs Limited and the remaining 4.35% by independent third-party shareholders. It is our main operating company, primarily engaged in the trading and sales of our products and running day to day operations.

Logico Bioproduct Corp. (“Logico BVI”) — Logico Bioproducts Corp., a wholly-owned subsidiary of SingaporeCo, is a limited liability company incorporated in the British Virgin Islands on January 21, 2011 and is primarily engaged in the trading and sales of our products.

Shanghai Xitu Consulting Co., Limited (“Shanghai Xitu”) — Shanghai Xitu, a wholly-owned subsidiary of Logico BVI and a wholly foreign owned enterprise, is a limited liability company incorporated on October 27, 2017, in China. Shanghai Xitu is primarily engaged in procurement, warehousing, product development, and staffing management.

Virax Biolabs USA Management, Inc. — Virax Biolabs USA Management, Inc. was incorporated on August 1, 2022 under the laws of the United States, a wholly-owned subsidiary of Virax Cayman and structured as a management company for operations within the United States.

These financial statements are presented in US dollars.

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. It will need to raise additional capital in the near term to fund its ongoing operations and business activities.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

As of September 30, 2022, and March 31, 2022, the Company had an accumulated deficit of $7,780,577 and $6,336,966 and net loss of $1,453,786 and $575,040 for the six months ended September 30, 2022 and 2021, respectively. For the six months ended September 30, 2022, the Company's resources were directed to completing its initial public offering ("IPO") which was completed in July 2022. See Note 11 for additional detail. Subsequent to the six months ended September 30, 2022, in November 2022, the Company also entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Purchaser”) for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses. See Note 15 for further detail on the Private Placement. The Company performed an evaluation of its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued and concluded that, due to the Company’s IPO and the Private Placement, the Company has sufficient liquidity and capital resources and will continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

The consolidated financial statements of the Company has been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

COVID-19 pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”), and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report with new variants being discovered. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.

Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time. If the pandemic continues, it may have a material effect on the Company’s results of future operations, financial position, and liquidity in the next twelve months.

Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities which are recognized at fair value through consolidated statements of profit and loss and other comprehensive loss.

Principles of consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The following table lists the constituent companies in the Company.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs Group Limited	Cayman Island	9/2/2021	Holding Company
Virax Biolabs (UK) Limited	United Kingdom	8/19/2021	100% (via Virax Biolabs Group Limited
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	Hong Kong	4/14/2020	100% (via Virax Biolabs (UK) Limited) in United Kingdom
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	Hong Kong	1/16/2017	100% (via Virax Biolabs Limited) in Hong Kong
Virax Biolabs PTE. Limited	Singapore	5/4/2013	95.65% (via Virax Biolabs Limited) in Hong Kong
Logico Bioproducts Corp.	BVI	1/21/2011	95.65% (via Virax Biolabs PTE. LTD)
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	PRC	10/27/2017	95.65% (via Virax Biolabs PTE. LTD)
Virax Biolabs USA Management, Inc.	USA	1/08/2022	100% (via Virax Biolabs Group Limited

Inter-company transactions, balances and unrealized gains on transactions between the subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Segment information

The Company has one reportable segment incorporating Virax Clear, a diagnostic medical device distributor and Virax Immune, a T-Cell In Vitro diagnostic device and wellness mobile application developer. The chief operating decision maker is responsible for allocating resources and assessing performance and obtaining financial information, including the consolidated statements of profit and loss and other comprehensive loss, consolidated statements of financial position and consolidated statements of cash flow, about the Company as a whole.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

Entity	Functional Currency
Virax Biolabs Group Limited	U.S. dollars
Virax Biolabs (UK) Limited	U.S. dollars
Virax Biolabs Limited (FKA- Shanghai Biotechnology Devices Ltd)	U.S. dollars
Virax Immune T-Cell Medical Device Company Limited (FKA- Stork Nutrition Asia Limited)	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd (FKA- Shanghai Logico Bioproducts)	Renminbi
Virax Biolabs USA Management, Inc.	U.S. dollars

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
•
income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
•
all resulting exchange differences are recognized in other comprehensive loss.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in statements of profit and loss and other comprehensive loss.

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate		Average rate
	For the Six Months Ended September 30,		For the Six Months Ended September 30,
	2022	2021	2022	2021
British Pound	0.895	0.739	0.831	0.723
Singapore Dollar	1.431	1.361	1.392	1.342
Renminbi	7.152	6.446	6.796	6.463

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to the Company’s customers, reflecting the amount of consideration we expect to receive for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Revenues are recognized upon the application of the following steps:

1.
Identification of the contract or contracts with a customer;
2.
Identification of the performance obligations in the contract;
3.
Determination of the transaction price;
4.
Allocation of the transaction price to the performance obligations in the contract; and
5.
Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing our customers. The Company receives payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. The Company’s revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.

The Company’s products are generally sold without a right of return, so there is no variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Employee benefits

Share-based payments

The Company accounts for share-based compensation in accordance with IFRS 2 “Share-based payment” (“IFRS 2”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss, based on acceleration method.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of share options granted using the Binomial option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, we expect in the next fiscal year the Company is likely to be subject to income and other taxes in various other jurisdictions, including the United Kingdom, China, Hong Kong and Singapore. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive loss, in which case the tax is also recognized in other comprehensive loss.

Impairment of assets

Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Leases

The Company adopted IFRS 16 ‘Leases’ with effect from April 1, 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Company has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. As all leases are short term, the Company also elected to apply the following transitional practical expedients:

•
lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate;
•
right-of-use assets are measured at an amount equal to the lease liability; and

•
operating leases with a remaining lease term of less than twelve months as at April 1, 2019 are accounted for as short-term leases.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

Cash and cash equivalents

For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the period ended September 30, 2022 and March 31, 2022.

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•
Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
•
Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•
Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 3.

Note 3 — Critical estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Significant estimates and judgments

The areas involving significant estimates are:

Accounting for share-based compensation requires us to make a number of judgments, estimates and assumptions. If any of our estimates prove to be inaccurate, our net loss and operating results could be adversely affected. The Company estimates the fair value of stock option grants by using the fair value of the underlying ordinary share on the grant date.

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Management does not consider there to be any significant judgments in the preparation of the financial statements.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

There was $5,760 in revenues for the six months ended September 30, 2022. There were no revenues in the six months ended September 30, 2021.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the six month ended September 30, 2022 and 2021.

Revenue — products

Revenue is recognized at the point at which control of the underlying products are transferred to the customer. Satisfaction of our performance obligations occur upon the transfer of control of products, either from our facilities or directly from suppliers to customers. We consider customer purchase orders to be the contracts with a customer. All revenue is generated from contracts with customers.

Note 5 — (Loss) Earnings per share

	Six Month Ended September 30,
	2022	2021
(Loss) profit for the year attributable to Virax	$(1,443,611)	$(552,416)
Basic (loss) earnings per share attributable to Virax – Ordinary Shares	(0.38)	(0.24)
Diluted (loss) earnings per share attributable to Virax – Ordinary Shares	(0.38)	(0.24)

Basic (loss) earnings per share is calculated by dividing the (loss) profit for the year by the weighted average number of ordinary shares in issue during the financial year.

Diluted (loss) earnings per share

Diluted (loss) earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares for the six months ended September 30, 2022 and 2021.

Note 6 — Cash and cash equivalents

	September 30, 2022	March 31, 2022
Cash	$4,570,129	$21,756

Cash and cash equivalents for the purposes of the consolidated statements of cash flows are as above. There are no cash equivalents as of September 30, 2022 and March 31, 2022.

Note 7 — Prepaid Expenses and Deposits

Prepaid expenses and deposits total $723,868 and $5,999, at September 30, 2022 and March 31, 2022, respectively. For the period ended September 30, 2023, the prepaid expenses and deposits consist mainly of prepaid Directors and Officers insurance of $655,558 and prepaid Nasdaq listing fees of $28,747.

Note 8 — Accounts payable and accrued liabilities

	September 30, 2022	March 31, 2022
Accounts payable	$427,459	$846,474
Accrued liabilities	297,811	268,999
Current accounts payable and accrued liabilities	$725,270	$1,115,473

Accounts payable and accrued liabilities mainly consist of salaries, professional fees, legal fees, consulting services and to various vendors as of September 30, 2022 and March 31, 2022, respectively.

Note 9 — Note Payable

On July 1, 2022, the Company entered into a note payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $487,500 for a period of ten months with a 2.5% fixed interest rate. The balance of the note payable at September 30, 2022 is $390,000. There was no note payable at March 31, 2022.

Note 10 — Stockholder’s Equity (Deficit)

On June 19, 2022, the Company underwent a shareholding restructuring whereby the Company’s dual class share capital was amended to a single class of Ordinary Shares and all of the Class A ordinary shares was re-designated as Ordinary Shares.

Authorized

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association.

Changes in the Share Capital of Virax Biolabs (Hong Kong) Limited

HKCo issued the equivalent of 374,062 ordinary shares at $1.09 per share to an investor on April 21, 2020 in consideration for $353,216 and an amount owing of $54,497. The Company recorded $353,216 under shares to be issued in stockholder’s equity and $54,497 as Subscriptions Receivable. On November 30, 2021, the Company entered into a Deed of Surrender with this shareholder relating to the balance of $54,497 due to the Company which was settled by the transfer of 50,000 shares back into the Company’s treasury. On December 13, 2021, the Company transferred the 50,000 shares to the investor.

Changes in the Share Capital of Virax Biolabs Group Limited

For the year ended March 31, 2022, Virax Cayman issued 172,532 ordinary shares for the settlement of related party payables amounting to $452,861 and 37,735 ordinary shares for the conversion of $100,000 of convertible debt.

Virax Cayman also issued 346,356 ordinary shares valued at $290,364 for services and issued 238,906 ordinary shares for a cash amount of $519,613.

On May 10, 2022, we issued 7,547 ordinary shares for services rendered at $2.65 per share.

On May 13, 2022, we issued 40,000 ordinary shares at $2.65 per share.

On July 25, 2022, the Company consummated its IPO of 1,350,000 ordinary shares, par value $0.0001 per share at a price of $5.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-263694) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2022. In addition, on July 25, 2022, Boustead Securities, LLC, as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 202,500 ordinary shares from the Company in connection with the IPO at a price of $5.00 per Ordinary Share.

On August 5, 2022 Boustead Securities, LLC exercised their warrants on a cashless basis in exchange for 86,191 ordinary shares.

As of September 30, 2022, the Company had 11,662,789 ordinary shares issued and outstanding and 9,976,551 ordinary shares issued and outstanding as of March 31, 2022.

Note 11 — Share-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "Plan") on March 15, 2022. The Plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The Plan permits the grant of options and shares for up to 1,319,418 ordinary shares. As of September 30, 2022, approximately 159,418 shares are available for issuance under the Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

As of September 30, 2022
Expected volatility	85.52% - 353.14%
Expected term	5 years
Risk-free interest rate	2.6% - 3.04%
Forfeiture rate	0.00%

The expected volatility was determined with reference to the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

For the six months ended September 30, 2022 and 2021, the Company recognized an expense of $228,978 and $0, respectively, of non-cash compensation expense (included in General and Administrative expense). For the six months ended September 30, 2021, the stock-based compensation expenses represented shares issued for services.

Stock Options

Under the Plan, the Company has issued stock options to purchase approximately 1,160,000 shares at an average price of $5.03 with a fair value of $4,966,500. For the six months ended September 30, 2021, the Company did not issue any stock options. A total of 1,160,000 were issued during the six months ended September 30, 2022. Upon exercise, shares of new common stock are issued by the Company.

A summary of the status of the Company’s outstanding stock options as of September 30, 2022 and changes during the periods ending on that date is as follows:

	Shares	Exercise Price	Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2022	—	—	—	—	—
Granted	1,160,000	$5.03	$4.28	$4,966,500	10
Exercised	—	—	—	—	—
Forfeiture and cancelled	—	—	—	—	—
At September 30, 2022	1,160,000	$5.03	$4.28	4,966,500	10
Exercisable at September 30, 2022	—	—	—	—	—

Note 12 — Contingent liabilities and contingent assets

Contingent assets

From time to time, the Company is subject to legal and other claims that arise out of the ordinary course of business. There are currently no claims or proceedings that will have a material impact upon the Company’s financial position, results of operations, or cash flows.

In August 2020, SingaporeCo won a court arbitration award against a supplier for a total of $836,298.

The Company has not recorded this as an asset as it is in the process of legal action for payment of the arbitration award in the relevant jurisdiction. If the Company is successful at collecting the award, it will record it as a gain.

Non-cancellable operating leases

The Company leases various offices and equipment under non-cancellable operating lease agreements. The Company has only short-term operating leases. The Company has entered into lease agreements for offices in China. On August 27, 2022, Logico Shanghai signed a one-year lease agreement in China from September 1, 2022 to August 31, 2023 with a monthly lease payment of $2,811 (RMB 19,000) and a security deposit of $5,875.

Commitments for minimum lease payments in relation to non-cancellable short-term leases are payable as follows:

Future minimum lease payments	Operating Leases
Fiscal year ending March 31, 2023	16,866
Fiscal year ending March 31, 2024	14,055
$30,921

Note 13 — Related party transactions

	September 30, 2022	March 31, 2022
Due to Related Parties
James Foster	$—	$101,167
Cameron Lee Shaw	23,486	25,016
Total due to related parties	$23,486	$126,183

The Company has a payable to one of its Officers, Cameron Shaw at September 30, 2022. This amount has subsequently been paid as of the date of this report.

Note 14 — Subsequent Events

On November 3, 2022, the Company entered into a Securities Purchase Agreement with the Purchaser for a Private Placement, pursuant to which the Company received gross proceeds of approximately $3,844,500, before deducting placement agent fees and other offering expenses, in consideration of (i) 1,165,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”); (b) 1,165,000 pre-funded warrants (“Pre-Funded Warrants”), and (iii) 3,495,000 warrants (“Ordinary Warrants”) at a combined purchase price of $1.65 per Ordinary Share and one and a half Ordinary Warrant, or approximately $1.65 per Pre-Funded Warrant and one and a half Ordinary Warrant if purchasing the Pre-Funded Warrants (the “Offering”). The Company has agreed to issue to the Purchaser unregistered warrants to purchase up to 3,495,000 ordinary shares (the “Ordinary Warrants”). The Ordinary Warrants have an exercise price of $1.73 per share, will become exercisable six months after their date of issuance and will expire five and a half years from their initial date of exercise. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on November 8, 2022.

The Warrants contain provisions permitting cashless exercise subject to certain conditions.

The Company offered Pre-Funded Warrants to the Purchaser whose purchase of Ordinary Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Ordinary Shares immediately following the consummation of the Offering in lieu of the Ordinary Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Ordinary Shares of the Company. The Pre-Funded Warrants were exercised on December 12, 2022.

The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the Securities and Exchange Commission a Registration Statement covering the resale of all of the registrable securities under the Registration Rights Agreement. The Registration Statement was filed and went effective on December 1, 2022

On December 28, 2022 the Company and a certain vendor negotiated a reduction in amounts payable by the Company from $404,553 to $115,000. The $404,553 was included in accounts payable and accrued liabilities as of September 30, 2022 and the negotiated amount of $115,000 was paid on January 9, 2023. This resulted in a gain on extinguishment of debt of $289,553 in January 2023.

On December 31, 2022 an employee of the Company was issued 54,300 unregistered shares of stock in lieu of services.